ATTACHMENT FOR CURRENT FILING OF N-SAR SUB-ITEM 77I

The following new portfolios were added:

1.	American Diversified Growth & Income Trust

2.	Capital Appreciation Value Trust

3.	Disciplined Diversification Trust

4.	Growth Equity Trust

The new portfolios are described below.

AMERICAN DIVERSIFIED GROWTH & INCOME TRUST

Subadviser: MFC Global Investment Management (U.S.A.) Limited

Investment Objective: Investment Strategies:

To seek long term growth of capital.

The Fund invests in other Funds and other investment companies (collectively, “Underlying Funds”) as well as other types of investments as described below. Under normal market conditions, the Fund will generally invest between 70% and 80% of its assets in equity securities, which include securities held by the Underlying Funds, and between 20% and 30% of its assets in fixed income securities, which include securities held by the Underlying Funds.

The Fund operates as a fund of funds and currently primarily invests in fourteen Underlying Funds of the American Funds: Investment Company of America, Washington Mutual Investors Fund, Fundamental Investors, Growth Fund of America, EuroPacific Growth Fund, New World Fund, Capital World Growth & Income Fund, New Perspective Fund, SMALLCAP World Fund, The Income Fund of America, Capital Income Builder Fund, U.S. Government Securities Fund, Bond Fund of America, American High-Income Trust and Capital World Bond Fund. The Fund is permitted to invest in other Underlying Funds of the American Funds: as well as other Underlying Funds as described below . When purchasing shares of the American Funds, the Fund only purchases Class R5 shares (which are not subject to Rule 12b-1 fees).

The Fund is authorized to invest without limitation in other Underlying Funds and in other types of investments as described below. The Fund may purchase any Underlying Funds except other funds of funds. When purchasing shares of other JHF II Funds, the Fund only purchases NAV shares (which are not subject to Rule 12b-1 fees).

Other Permitted Investments The Fund may:

  Purchase U.S. government securities and short-term paper.
  Purchase shares of other registered open-end investment companies (and registered unit investment trusts) within the same “group of investment companies” as that term is defined in Section 12 of the
  1940 Act.
  Purchase shares of other registered open-end investment companies (and registered unit investment trusts) where the adviser is not the same as, or affiliated with, the Adviser to the Fund, including ETFs.
  Purchase domestic and foreign equity and fixed-income securities.
  Invest in equity securities, which may include common and preferred stocks of large-, medium- and small- capitalization companies in both developed (including the U.S.) and emerging markets.
  Invest in fixed-income securities, which may include debt securities of governments throughout the world (including the U.S.), their agencies and instrumentalities, debt securities of corporations and supranationals, inflation protected securities, convertible bonds, mortgaged-backed securities, asset-backed securities and collateralized debt securities. Investments in fixed-income securities may include securities of issuers in both developed (including the U.S.) and emerging markets and may include fixed-income securities rated below investment grade (commonly known as “junk bonds”).

  Purchase securities of registered closed-end investment companies that are part of the same “group of investment companies” as that term is defined in Section 12 of the 1940 Act.
  Invest up to 15% of its net assets in illiquid securities of such entities as limited partnerships and other pooled investment vehicles such as hedge funds.
  Make short sales of securities (borrow and sell securities not owned by the Fund), either to realize appreciation when a security that the Fund does not own declines in value or as a hedge against potential declines in the value of a Fund security.
  Invest in publicly traded partnerships, including publicly traded partnerships that invest principally in commodities or commodities-linked derivatives.

The Fund may use various investment strategies such as hedging and other related transactions. For example, the Fund may use derivative instruments (such as options, futures and swaps) for hedging purposes, including hedging various market risks and managing the effective maturity or duration of debt instruments held by the Fund. In addition, these strategies may be used to gain exposure to a particular securities market. The Fund also may purchase and sell commodities and may enter into swap contracts and other commodity-linked derivative instruments including those linked to physical commodities.

Because of uncertainties under federal tax laws as to whether income from commodity-linked derivative instruments would constitute “qualifying income” to a regulated investment company, the Fund is not permitted to invest in such instruments unless the subadviser obtains prior written approval from the Fund’s Chief Compliance Officer. See “Additional Information Concerning Taxes” in the SAI.

CAPITAL APPRECIATION VALUE TRUST Subadviser: T. Rowe Price Associates, Inc.

Investment Objective: Investment Strategies:

To seek long-term capital appreciation.

Under normal market conditions, the Fund invests primarily in common stocks of established U.S. companies that have above-average potential for capital growth. Common stocks typically constitute at least 50% of the Fund’s total assets. The remaining assets are generally invested in other securities, including convertible securities, corporate and government debt, foreign securities, futures and options.

The Fund’s common stocks generally fall into one of two categories: the larger category comprises long-term core holdings whose prices when purchased by the Fund are considered low in terms of company assets, earnings, or other factors; the smaller category comprises opportunistic investments whose prices the subadviser expects to rise in the short term but not necessarily over the long term. Since the subadviser attempts to prevent losses as well as achieve gains, the subadviser typically uses a value approach in selecting investments. The subadviser’s in-house research team seeks to identify companies that seem undervalued by various measures, such as price/book value, and may be temporarily out of favor but are believed to have good prospects for capital appreciation. The subadviser may establish relatively large positions in companies it finds particularly attractive.

The Fund’s approach differs from that of many other funds. The subadviser works as hard to reduce risk as to maximize gains and may seek to realize gains rather than lose them in market declines. In addition, the subadviser searches for the best risk/reward values among all types of securities. The portion of the Fund invested in a particular type of security, such as common stocks, results largely from case-by-case investment decisions, and the size of the Fund’s cash reserve may reflect the subadviser’s ability to find companies that meet valuation criteria rather than its market outlook.

Debt and convertible securities may be purchased to gain additional exposure to a company or for their income or other features; maturity and quality are not necessarily major considerations. The Fund may also purchase other securities, including bank debt, loan participations and assignments and futures and options.

DISCIPLINED DIVERSIFICATION TRUST

Subadviser: Dimensional Fund Advisers LP

Investment Objective:	To seek total return consisting of capital appreciation and current income.

Investment Strategies:	Under normal market conditions, the Fund invests primarily in equity securities and fixed-
	income securities of domestic and international issuers, including equities of issuers in
	emerging markets, in accordance with the following range of allocations:

		Target Allocation	Range of Allocations
	Equity Securities:	70%	65% - 75%
	Fixed-Income Securities:	30%	25% - 35%

The Fund may invest outside these ranges and may invest defensively during unusual or unsettled market conditions.

Equity securities will include securities of small, medium, and large size companies. The Fund will target weights efficiently to achieve a higher exposure to small and value companies relative to the market. Increased exposure to small and value companies may be achieved by decreasing the allocation of the Fund’s assets to large growth companies relative to their weight in the universe in which the Fund normally invests.

The Fund’s fixed-income securities will, under normal market conditions, consist of approximately 60-80% high quality short-term bonds from developed markets around the world, and 20-40% Treasury Inflation-Protected Securities (“TIPS”). The bonds in which the Fund will invest will have a minimum short-term credit rating of A1 by S&P or P1 by Moody’s Investors Service, Inc. (“Moody’s”). If there is no short-term rating the bond would have a minimum long-term credit rating of AA as rated by S&P or Fitch, Inc. or equivalent rating by Moody’s and would generally mature within five years from the date of settlement.

GROWTH EQUITY TRUST Subadviser: Rainier Investment Management Inc.

Investment Objective: Investment Strategies:

To seek to maximize long-term capital appreciation.

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large- capitalization growth companies traded in the U.S., which permits shareholders the opportunity to invest in some of the fastest-growing companies in the U.S. The term “growth company” denotes companies with the prospect of strong earnings, revenue or cash flow growth.

The subadviser’s stock selection focuses on companies that are likely to demonstrate superior earnings, revenue or cash flow growth relative to their industry peers. The Fund will normally invest in approximately 40 to 80 companies.

The subadviser considers large-capitalization companies to be those, at the time of purchase, with market capitalizations in the range of the Dow Jones Wilshire U.S. Large-Cap Index ($3.12 billion to $512 billion as of December 31, 2007). Smaller companies, meaning those with market capitalizations below that range, may be owned when believed to be especially attractive.

The subadviser compares the Fund’s economic sector weightings to a Large Cap Growth Equity index, such as the Russell 1000 Growth Index. To help control risk, extreme overweighting and underweighting of the Fund as compared to the major sectors of such a benchmark are avoided.

The subadviser favors companies with attractive fundamentals, such as strong revenue, earnings or cash flow growth. Companies with sustainable competitive advantages, potential price or business catalysts, including earnings surprise or market expansion, and disciplined management with shareholder focus are emphasized. The subadviser also seeks to capture the capital appreciation sometimes associated with high-performing companies identified early in their growth cycles. For emerging companies lacking demonstrated financial results, the strength of the company’s business model, management team and competitive position are given greater analytical emphasis.

The Fund may invest up to 25% of its total assets in foreign securities. These include U.S. dollar denominated securities of foreign issuers and securities of foreign issuers that are traded in the U.S. Currently, the subadviser intends to invest only in U.S. dollar denominated securities of foreign issuers or American Depositary Receipts (“ADRs”).

The subadviser considers the sale of specific common stock when fundamentals deteriorate, when a stock reaches or surpasses its price target or when better opportunities are perceived in alternative stocks.

The Fund’s investment process may, at times, result in a higher than average portfolio turnover ratio and increased trading expenses.

Under normal market conditions, the Fund will stay fully invested in stocks. The Fund may, however, temporarily depart from its principal investment strategies by making short-term investments in cash equivalents in response to adverse market, economic or political conditions. This may result in the Fund’s not achieving its investment objective.